

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Peter V. Gioffe
Chief Executive Officer
Delhi Bank Corp
124 Main Street
Delhi, NY 13753

      Re: Delhi Bank Corp
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 3
          Filed March 17, 2021
          File No. 024-10818

Dear Mr. Gioffe:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance